SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-33129

Allot Communications Ltd.

(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Filed herewith as Exhibits 99.1, 99.2 and 99.3 are the first, second and third quarter consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows of Allot Communications Ltd. and its subsidiaries, respectively.

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-171053) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD.

Date: November 8, 2011	By:	/s/ Nachum Falek
Name: Nachum Falek
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Allot Communications Ltd. Consolidated Statements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows for the first quarter of 2011.

99.2	Allot Communications Ltd. Consolidated Statements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows for the second quarter of 2011.

99.3	Allot Communications Ltd. Consolidated Statements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows for the third quarter of 2011.